SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

American DG Energy Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025398108

(CUSIP Number)

Samya Barshovi

Brevan Howard Investment Products Ltd.

St. Helier (Jersey) Geneva Branch

Rue d’Italie 10

1204 Geneva, Switzerland

+4122 884 0773

with a copy to:

Will Hanson

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

(617) 338-2983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108		13D	Page 2 of 5 Pages

1	Names of Reporting Person Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	Citizenship or Place of Organization GREECE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 3,241,892 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 3,241,892 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Reporting Person 3,241,892 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)  This percentage has been calculated based on 50,684,095 shares of American DG Energy Inc. common stock outstanding as of August 11, 2016, as reported in American DG Energy Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2016.

CUSIP No. 025398108	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed with the SEC by Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship (together, the “Reporting Persons”), to amend and restate the disclosures contained in the Schedule 13D originally filed on October 7, 2016 by the Reporting Persons with respect to their ownership of the common stock, par value $0.001 per share (the “Common Stock”), of American DG Energy Inc., a company incorporated under the laws of Delaware (the “Issuer”).  This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of a share exchange between the Reporting Persons and EuroSite Power Inc. (“EuroSite”), an affiliate of the Issuer, in September 2016.

ITEM 1. SECURITY AND ISSUER.

The class of securities to which this Amendment relates is the Common Stock of the Issuer.  The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

ITEM 2. IDENTITY AND BACKGROUND.

There have been no material changes to the information previously reported under Item 2 in the Schedule 13D with respect to the Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Persons are collectively the beneficiaries of an International Pension Plan (an “IPP”) managed by RBC Corporate Employee & Executive Services.  On January 29, 2016, the Reporting Persons received a distribution from their IPP that consisted of 701,257 shares of Common Stock of the Issuer.

On September 27, 2016, the Reporting Persons received a distribution from their IPP that consisted of (i) 920,407 shares of Common Stock of the Issuer and (ii) a 6% Senior Unsecured Debenture Due 2018 with a face value of $10,100,000 (the “Debenture”).  The Debenture is currently exercisable at a conversion price of $2.11 and was originally convertible into 4,590,909 shares of Common Stock of the Issuer.  The Debenture will expire on May 25, 2018.

On September 30, 2016, the Reporting Persons exchanged an aggregate amount of $4,263,737 in principal and prepaid interest of the Debenture for an aggregate amount of 9,700,000 shares of common stock of EuroSite held by the Issuer at an exchange rate of $0.40 per share.  In addition, the Reporting Persons received payment in the aggregate amount of $2,200,000 from the Issuer in exchange for further reducing the principal of the Debenture from $5,618,681 to $3,418,681 (the “Retained Debenture”) and for cancelling and relinquishing warrants they held to purchase an aggregate of 1,020,000 shares of common stock of EuroSite from the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

There have been no material changes to the information previously reported under Item 4 in the Schedule 13D with respect to the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)   According to information provided by the Issuer, 50,684,095 shares of the Issuer’s Common Stock were outstanding as of August 11, 2016, which number excludes the ability of the Reporting Persons to convert the Retained Debenture into 1,620,228 shares of Common Stock of the Issuer within 60 days of August 11, 2016.  As of September 30, 2016, the Reporting Persons directly beneficially own, as Joint Tenants with the Right of Survivorship, 3,241,892 shares, or 6.2% of the shares outstanding, of the Issuer’s

CUSIP No. 025398108	13D	Page 4 of 5 Pages

Common Stock, including 1,620,228 shares which may be acquired at any time upon the conversion of the Retained Debenture by the Reporting Persons.

(b)   Each Reporting Person shares voting and dispositive power of all 3,241,892 of such Reporting Person’s shares of the Issuer’s Common Stock with the other Reporting Person.

(c)   On September 30, 2016, the Reporting Persons exchanged an aggregate amount of $4,263,737 in principal and prepaid interest of the Debenture for an aggregate amount of 9,700,000 shares of common stock of EuroSite held by the Issuer at an exchange rate of $0.40 per share.  In addition, the Reporting Persons received payment in the aggregate amount of $2,200,000 from the Issuer in exchange, in part, for further reducing the principal of the Debenture from $5,618,681 to $3,418,681.  The Retained Debenture is currently exercisable at a conversion price of $2.11 and may be converted into 1,620,228 shares of Common Stock of the Issuer.  The Retained Debenture will expire on May 25, 2018.

(d)   Inapplicable.

(e)   Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described above and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Form of Convertible Note Exchange Agreement, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on August 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2016
/s/ Tryfon Natsis
Tryfon Natsis, in his capacity as a Joint Tenant with the Right of Survivorship

October 26, 2016
/s/ Despoina Pantopoulou
Despoina Pantopoulou, in her capacity as a Joint Tenant with the Right of Survivorship